               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549


                         SCHEDULE 13G/A


            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)

               ENLIGHTEN SOFTWARE SOLUTIONS, INC.
        (Formerly known as Software Professionals, Inc.)
                        (Name of Issuer)


                          Common Stock
                 (Title of Class of Securities)

                            29336A10
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)





















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                                            CUSIP # 29336A10
____________________________________________________________

1)  Name of Reporting Person and        Dow Chemical
                                        Retirement Plan
    its I.R.S. Identification No.:      38-6184045
_____________________________________________________________

2)  Check the Appropriate Box if a   (a)     [    ]
    Member of a Group                (b)     [    ]
_____________________________________________________________

3)  SEC Use Only
_____________________________________________________________

4)  Citizenship or Place of Organization:    Michigan
_____________________________________________________________

Number of           5)   Sole Voting Power         0
Shares         ______________________________________________
Beneficially        6)   Shared Voting Power       0
Owned by        _____________________________________________
Each                7)   Sole Dispositive Power    0
Reporting       _____________________________________________
Person With         8)   Shared Dispositive Power  0
_____________________________________________________________

9)  Aggregate Amount Beneficially            0
    owned by Each Reporting Person:
_____________________________________________________________

10) Check Box if the Aggregate Amount             [    ]
    in Row (9) Excludes Certain Shares:
_____________________________________________________________

11) Percent of Class Represented by
    Amount in Row (9):               0
_____________________________________________________________

12) Type of Reporting Person:        EP

Page 2 of 4 Pages
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                                                 CUSIP # 29336A10

     This Amendment No. 1 to the Schedule 13G is being filed to reflect the reporting person's disposition of all of the shares of the Issuer previously held and reported in a paper filing. Although Section 101(a)(2)(ii) requires a restatement of the entire initial paper filing, for ease of reference, only the relevant portions of that filing are included herein.

Item 1(a):  Name of Issuer:

Enlighten Software Solutions, Inc. (Formerly known as Software
Professionals, Inc.)

Item 1(b):  Address of Issuer's Principal Executive Offices:

     999 Baker Way
     Suite 390
     San Mateo, CA  94404

Item 2(a):  Name of Person Filing:

     Dow Chemical Retirement Plan

Item 2(b):  Address of Principal Business Office:

     Dorinco 100
     Midland, MI  48674

Item 2(c):  Citizenship:

     Michigan

Item 2(d):  Title of Class of Securities:

     Common Stock

Item 2(e):  CUSIP Number:

     29336A10

Item 3:  Type of Reporting Person

     EP

Item 4:  Ownership:

Although the reporting person previously held 150,000 shares of the common stock of the Issuer representing 5.4%, all such shares were disposed of on May 30, 1996.



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                                                 CUSIP # 29336A10

Item 5:  Ownership of Five Percent or Less of a Class:

On May 30, 1996, the reporting person disposed of all shares of the Issuer previously held and reported. As of said date, the reporting person ceased to be the beneficial owner of more than five percent of the shares of the Issuer.

Item 6:  Ownership of More than Five Percent on Behalf of Another
Person:

     Not Applicable

Item 7: Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent
Holding Company:

     Not Applicable

Item 8: Identification and Classification of Members of the
Group:

     Not Applicable


Item 9:  Notice of Dissolution of Group:

     Not Applicable


Item 10:  Certification:

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose of effect.

Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                              Date:     February 21, 1997
                              Signature:
                              Name/Title:  William H. Falk
                                           Operations Manager
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